UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Supplement to Proxy Statement for March 23, 2017 Special Shareholder Meeting

Background

On February 13, 2017, Gazit-Globe Ltd. (the “Company”) reported to the United States Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), that it had published a notice of its upcoming special general meeting of shareholders (the “Special Meeting”), which is scheduled to take place on Thursday, March 23, 2017, at 3 p.m. (Israel time) at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. The sole proposal on the agenda for the Special Meeting is the approval of the terms of compensation for Mr. Dor J. Segal, as Chief Executive Officer (“CEO”) of the Company.

On February 21, 2017, Gazit furnished to the SEC, as exhibits to a Form 6-K, copies of the proxy statement (as Exhibit 99.1) and proxy card (as Exhibit 99.2) for the Special Meeting that the Company has mailed to those shareholders holding Ordinary Shares of the Company through members of the New York Stock Exchange and the Toronto Stock Exchange. The proxy statement included, as Exhibit A thereto, an English translation of the Company’s immediate report filed in Israel (“Israeli Proxy Report”). The Israeli Proxy Report provided details concerning the Special Meeting and the proposal to be considered at the Special Meeting, including certain background information with regard to the proposed compensation terms of Mr. Segal.

Update Regarding Proposed Compensation/Severance Terms for the Company’s CEO

On March 14, 2017, the Company filed a supplemental version of the Israeli Proxy Report with the Tel Aviv Stock Exchange and Israeli Securities Authority. The supplemental Israeli Proxy Report notes the following changes to the proposed compensation/severance terms of Mr. Segal:

●	Early Termination (Section 1.2.6 of the Israeli Proxy Report)— Under the revised, proposed compensation terms, in the event that the Company terminates Mr. Segal’s employment as CEO prior to the end of his three year term (absent certain circumstances) or in the case of certain events involving Mr. Segal’s early resignation, or in the event of Mr. Segal’s death or incapacity, Mr. Segal will not be entitled to the additional severance payments described in clauses (c) and (d) of Section 1.2.6 (which provided certain additional monthly payments to which Mr. Segal would have been entitled for the year in which his service as CEO terminated). The revised version of Section 1.2.6 of the Israeli Proxy Report reads in its entirety as follows (the aforementioned deleted provisions are marked as stricken text below):

“1.2.6 Retirement Terms.

“In the event that Mr. Segal’s term of employment as CEO expires without renewal or extension, Mr. Segal will be entitled to an additional payment of his fixed salary for a period of six months (without any entitlement to payment for advance notice period).

In the event the Company elects to terminate Mr. Segal prior to the end of his three year employment term as CEO (other than due to circumstances in which the Company would not be obligated to pay severance compensation) or in the event Mr. Segal resigns due to circumstances which are categorized by law as a dismissal, or in the case of death or incapacity, Mr. Segal (or his estate) will be entitled to the following payments: (a)  the Fixed Salary pursuant to a180-day advance notice period; (b) the Fixed Salary for an additional six months; ~~(c) an additional payment in an aggregate amount equivalent to the lesser of: (i) a reduced aggregate monthly salary of NIS 125,000, linked to the Consumer Price Index (the “Reduced Monthly Salary”) for an additional 12 month period or (ii) the Reduced Monthly Salary for the period remaining until the end of Mr. Segal’s term of employment; (d) a proportionate share of the annual bonus to which Mr. Segal would have been entitled for the year in which his service ended~~; and (c~~e~~) acceleration of the vesting period for the unvested portion of the Equity Compensation Component.”

Other than as described in this Form 6-K, the compensation terms of Mr. Segal and the other information related to the Special Meeting (including in the Israeli Proxy Report) remains unmodified. Shareholders who have not yet submitted their proxy cards are encouraged to do so in the manner described in the proxy statement as soon as possible in order to ensure that their votes are counted with respect to the sole proposal at the Special Meeting.

Any shareholder that has already submitted a proxy card and wishes to change his, her, or its vote in light of the above-described revisions to the CEO’s compensation terms, should follow the directions under “Change or Revocation of Proxy” in the proxy statement.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 16, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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